Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280165

PROSPECTUS SUPPLEMENT

(Proposed Holding Company for Monroe Federal Savings and Loan Association)

Up to 690,000 Shares of Common Stock

(Subject to Increase to up to 793,500)

Price: $10.00 Per Share

This prospectus supplement supplements the prospectus dated August 9, 2024, and should be read carefully and together with the prospectus.

We have increased the maximum stock purchase limits and are resoliciting subscribers who submitted valid maximum stock orders in the subscription offering.

We must sell at least 510,000 shares of common stock, which is the minimum of the offering range, to complete the conversion and stock offering. In the subscription offering, which expired on September 19, 2024, we received valid stock orders for approximately 76.8% of the 510,000-share minimum of the offering range. To facilitate the sale of additional shares of common stock, we have increased the maximum stock purchase limits and are resoliciting only those subscribers who submitted valid maximum stock purchase orders in the subscription offering and who indicated on their stock order forms the desire to be resolicited if the maximum stock purchase limits were increased to give them the opportunity to increase their stock orders up to the new maximum purchase limits. The maximum stock purchase limits have been increased as follows:

	New Maximum Purchase Limit	Old Maximum Purchase Limit
Individual	$250,000 (25,000 shares)	$150,000 (15,000 shares)
Group	$250,000 (25,000 shares)	$200,000 (20,000 shares)

Stock orders may be increased by submitting a supplemental stock order form, together with full payment of immediately available funds, for the additional shares ordered so that it is received by us (not postmarked) before 5:00 p.m., Eastern time, on October 7, 2024. The total amount of stock that is ordered, including stock previously ordered, must comply with the new maximum purchase limits disclosed above.

We have commenced a community offering to sell additional shares of common stock.

To facilitate the sale of additional shares of common stock, we have also commenced a community offering. The terms and conditions of the community offering, including the preference given to natural persons (including trusts of natural persons) residing in Miami and Montgomery Counties in Ohio, are disclosed in the prospectus, subject, however, to the new maximum stock purchase limits disclosed above. The community offering will expire at 5:00 p.m., Eastern time, on October 7, 2024, but we reserve the right to select an earlier expiration time and date once we receive valid stock orders for at least 510,000 shares of common stock, inclusive of the valid stock orders (including valid supplemental stock orders) received in the subscription offering.

Completion of the conversion and stock offering is subject to certain conditions.

The members of Monroe Federal Savings and Loan Association approved the conversion and stock offering at a Special Meeting of Members held on September 26, 2024.

Completion of the conversion and stock offering is subject to final regulatory approval and the sale of at least 510,000 shares of common stock, which is the minimum of the offering range.

We intend to close the community offering once we receive valid stock orders for at least 510,000 shares of common stock.

This investment involves a degree of risk, including the possible loss of principal.

See “Risk Factors” beginning on page 13 of the prospectus.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. None of the Securities and Exchange Commission, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System or any state securities regulator has approved or disapproved these securities or determined if this prospectus supplement or the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, contact the Stock Information Center at (312) 521-1603.

The date of this prospectus supplement is September 27, 2024.